Exhibit 99.1

J-LONG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF THE MEMBERS
TO BE HELD ON NOVEMBER 15, 2024, AT 11:00 AM (LOCAL TIME)

Notice is hereby given (“Notice”) that an annual general meeting of the Members (the “Members”) of J-Long Group Limited, a Cayman Islands corporation (the “Corporation” or “J-Long”), will be held at 11:00 AM, local time, on November 15, 2024, at the offices of the Corporation located at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong, and any adjournments or postponements thereof (the “Annual General Meeting”) for the following purposes:

1. To elect the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual meeting of Members and thereafter until their successors shall have been elected and qualified: (i) Danny Tze Ching Wong, Chairman of the Board; (ii) Edwin Chun Yin Wong, Executive Director; (iii) Chan Sui Sum, Independent non-Executive Director; (iv) Pun Yiu Candy Alice, Independent non-Executive Director; and (v) Nathaniel Clifton Chan, Independent non-Executive Director;

2. To approve a share consolidation (the “Reverse Stock Split”) of the Corporation’s issued ordinary shares in a range from 1 for 1.5 to 1 for 10 ordinary shares (the “Range”), provided that the Board of Directors may, in its sole and absolute discretion elect to either: (i) not effect the Reverse Stock Split; or (ii) effect the Reverse Stock Split so long as the Reverse Stock Split is within the Range as specified; and further the Board of Directors shall have the authority, but not the obligation, in its sole discretion and without any further action on the part of the Members to effect the Reverse Stock Split within the Range at any time after November 15, 2024 following approval of the Reverse Stock Split by the Members when it believes the Reverse Stock Split to be most advantageous and in the best interests of the Corporation;

3. To ratify the appointment of ZH CPA, LLC as the Corporation’s independent registered public accounting firm for the fiscal year ending March 31, 2025; and

4. To consider and act upon such other business as may properly come before the Annual General Meeting.

Only Members of record at the close of business on October 15, 2024, shall be entitled to notice of and to vote at the Annual General Meeting. All Members are cordially invited to attend the Annual General Meeting in person. Regardless of your plan to attend/not attend the Annual General Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly. Sending in your proxy will not prevent you from voting in person at the Annual General Meeting.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for fiscal year ended March 31, 2024, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available from the Corporation without charge upon written request to at the corporate offices of the Corporation at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC, including its recent registration statement on Form F-1, are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Danny Tze Ching Wong, Chairman of the Board

Hong Kong

October 17, 2024

QUESTIONS AND ANSWERS
RELATING TO THE SPECIAL GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on October 15, 2024, which we refer to as the “Record Date,” are entitled to vote at our Annual General Meeting of Members, which will be held on November 15, 2024. As a Member, you are invited to attend the Annual General Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Annual General Meeting, describes the proposals presented for Member action, and includes other information about the Corporation. The accompanying proxy card enables Members to vote on the matters without having to attend the Annual General Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of ordinary stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Corporation to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Annual General Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual General Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the ordinary shares that you held on that date at the Annual General Meeting or any postponements or adjournments of the Annual General Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share you own as of the Record Date. As of the Record Date, there were 31,400,000 ordinary shares issued and outstanding and eligible to vote.

How many ordinary shares must be present or represented to conduct business at the Annual General Meeting?

The presence, in person or by proxy, of the holders of one-third of the issued and outstanding ordinary shares is necessary to constitute a quorum at the Annual General Meeting. Based on the number of ordinary shares issued and outstanding on the Record Date, the holders of our ordinary shares representing at least 10,466,667 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Annual General Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Annual General Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Annual General Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Annual General Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my ordinary shares without attending the Annual General Meeting?

Whether you hold shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Annual General Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Annual General Meeting, you may deliver your completed proxy card in person. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote by telephone or electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong, or by signing a proxy card bearing a later date, or by attending the Annual General Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Annual General Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Annual General Meeting in person and so request, although attendance at the Annual General Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted and certified by our transfer agent, V Stock Transfer, LLC (“V Stock”); however, no representatives of V Stock will attend the Annual General Meeting, and Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Annual General Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of the item in this proxy statement. In summary, the Board of Directors recommends FOR the approval of the Reverse Stock Split.

The Corporation’s Chairman of the Board, Mr. Danny Tze Ching Wong, and his son, an Executive Director and the Chief Executive Officer, Mr. Edwin Chun Yin Wong, through their individual direct ownership of 57.61% and 9.55%, respectively, of J-Long Group Limited, beneficially own an aggregate of 67.16% of our issued and outstanding ordinary shares. Both Mr. Danny Wong and Mr. Edwin Wong have advised the Corporation that they intend to vote their respective 18,090,000 and 3,000,000 ordinary shares representing approximately 67.16% of the outstanding ordinary shares as of October 15, 2024, in favor of the proposals above. Accordingly, the proposals will be approved.

Will Members be asked to vote on any other matters?

To the knowledge of the Corporation and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Annual General Meeting, the persons named as proxies for Members will vote on those matters in the manner, they consider appropriate.

What vote is required to approve each item?

Election of Directors

The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Reverse Stock Split

For the proposal to approve the Reverse Stock Split, the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. (Proposal 2)

Ratification of ZH CPA, LLC as the independent registered public accountants for the Corporation for the fiscal year ending March 31, 2025

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the ratification of ZH CPA, LLC as the independent registered public accountants for the Corporation for the fiscal year ending March 31, 2025. (Proposal 3)

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the approval of the Reverse Stock Split, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

In the ratification of the appointment of ZH CPA, LLC as the Corporation’s independent registered public accountants and other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your ordinary shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your ordinary shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your ordinary shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares at the Annual General Meeting. The broker, bank, or other nominee that is the Member of record for your ordinary shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your ordinary shares in a brokerage account but you fail to return your voting instruction card to your broker, your ordinary shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No matters submitted for Member approval herein are “routine” matters. When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

PROPOSAL 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than two (2). There shall be no maximum number of directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Members, the proxy holder named in the accompanying proxy will vote all shares represented by proxies held by him for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The election of the slate of directors proposed is assured, because the management of the Corporation’s controlling shareholder has advised that the shares it holds will be voted for the election of the directors nominated herein.

Information Concerning Nominees

Executive Directors

Mr. Danny Tze Ching Wong (age 67) has served as the Corporation’s chairman of the Board of Directors since July 2022. Mr. Danny Wong has over 35 years of experience in the apparel industry specializing in the development and supply of reflective and non-reflective garment trims. Since 1985, Mr. Danny Wong founded and served as the managing director of our operating subsidiary, J-Long Limited (Hong Kong) (“JLHK”), one of the first authorized 3M™ Scotchlite™ Reflective Distributors in Asia Pacific, serving international outerwear, sports apparel brands and fashion brands worldwide. He has been primarily responsible for our corporate strategic planning, business development and overall management and operations. His activities include consultations, marketing and sales development, execution of business plans, account management, recruiting and training new colleagues, and being a point of contact for customers and suppliers. Prior to founding JLHK, he also worked in the safety and security department of a world-renowned leading reflective material brand in the U.S. Mr. Danny Wong is the father of Mr. Edwin Wong, another director of the Company.

Mr. Edwin Chun Yin Wong (age 36) has served as the Corporation’s Chief Executive Officer since July 2022 and an executive director since July 2022. He has over 10 years of experience in the trading and retail of garment products. Mr. Edwin Wong concurrently serves as director of JLHK since June 2012. He has been responsible for maintaining business growth while building our customer base in both occupational and customer markets. In addition, he oversees core aspects of our business operations from market research and trend analysis to product designs, development, manufacturing, quality control and shipment. Mr. Edwin Wong has obtained a bachelor’s degree in business administration from the University of Southern California’s Marshall School of Business in January 2009. Mr. Edwin Wong is the son of Mr. Danny Wong, the Chairman of our Board of Directors.

Independent Non-Executive Directors

Mr. Chan Sui Sum (age 33) is a new nominee as an independent non-executive director of the Corporation. If elected, Mr. Sum will also be appointed as the chairman of the nominating and corporate governance committee and a member of the audit and the compensation committees. Mr. Sum has more than 15 years of work experience in foundation drilling, which occurs by using a drill rig or auger tool to drill large and deep boreholes into the ground for insertion of structures to build foundations for either new projects or pre-existing foundations. In 2019, Mr. Sum founded his own company called Sumptuous Construction Engineering Co. Ltd. (“SCE”) specializing in foundation drilling. Currently, SCE is the appointed contractor for many renowned construction companies in Hong Kong.

Ms. Pun Yiu Candy Alice (age 38) has served as the Corporation’s independent non-executive director since April 2, 2024. Ms. Pun is also the chairman of the audit committee and a member of the nominating and corporate governance and the compensation committees. Ms. Pun Yiu Candy Alice has been a member of the Hong Kong Institute of Certified Public Accountants since 2012 and has over 14 years of experience in the accounting and financial industry. Ms. Pun was employed at various financial institutions in their investment banking division and was mainly responsible for initial public offerings and mergers and acquisitions. She is currently working in the family office of a Hong Kong-listed company focusing on direct investments in real estate, consumer and technology sectors in the PRC and global markets.

Mr. Nathaniel Clifton Chan (age 43) has served as the Corporation’s independent non-executive director since December 29, 2023. Mr. Chan is also the chairman of the compensation committee and a member of the audit and the nominating and corporate governance committees. Mr. Chan has over 15 years of work experience in the financial industry. Since February 2019, Mr. Chan has served as a team senior relationship manager at HSBC Global Private Bank. From October 2008 to September 2018, Mr. Chan served as an associate and then as a director at UBS AG Private Wealth Management. From December 2006 to September 2008, Mr. Chan served as a manager and then as an assistant vice president in the public sector division of Asia Pacific corporate banking at Citi. From January 2005 to December 2006, Mr. Chan served as a management associate and then as an assistant manager in the real estate division of Hong Kong corporate banking at Citi. He obtained a bachelor’s degree in science from the University of Southern California’s Marshall School of Business in May 2003.

Family Relationships

As of the date of this Proxy Statement, there are no family relationships among our executive officers or our Board of Directors, other than that of Mr. Danny Wong and Mr. Edwin Wong, who are father and son.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this Proxy Statement by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. Holders of our ordinary shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. We are not directly or indirectly owned or controlled by any foreign government or by another corporation.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her. Except as otherwise indicated below, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

As of the date of this Proxy Statement, we have 31,400,000 ordinary shares issued and outstanding. None of our outstanding ordinary shares are held of record by holders in the United States.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(4)
Named Executive Officers and Directors:
Mr. Danny Tze Ching Wong(1)(2)	18,090,000	57.61%
Mr. Edwin Chun Yin Wong(1)(2)	3,000,000	9.55%
Ms. Wai Ha Tang(1)	0	0.00%
Mr. To Wai Suen(1)(3)	0	0.00%
Mr. Stephen Wayland Kan(1)(5)	0	0.00%
Mr. Nathaniel Clifton Chan(1)	0	0.00%
Ms. Pun Yiu Candy Alice(1)	0	0.00%
All executive officers and directors as a group (6 persons)

5% or Greater Shareholders
Mr. Danny Tze Ching Wong(1)(2)	18,090,000	57.61%
Mr. Edwin Chun Yin Wong(2)	3,000,000	9.55%

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is Flat F, 8/F, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong.

(2)	Mr. Danny Tze Ching Wong, our chairman of the Board and director, is the father of Mr. Edwin Chun Yin Wong, our chief executive officer and director. Messrs. Edwin Chun Yin Wong and Danny Tze Ching Wong do not share the same household nor do they share beneficial ownership over the Ordinary Shares the other owns.

(3)	Mr. To Wai Suen resigned his position as an independent non-executive director of the Company effective April 2, 2024.

(4)	Based on 31,400,000 Ordinary Shares issued and outstanding as of the date of this Proxy Statement.

(5)	Mr. Kan is not standing for re-election as an independent non-executive director of the Corporation.

There are no arrangements known to the Corporation, the operation of which may at a subsequent date result in a change in control of the Corporation.

Declaration of Cash Dividend

On February 29, 2024, our Board of Directors declared a special cash dividend in the aggregate amount of $6,000,000 to be paid to all holders of record of our outstanding ordinary shares as of March 11, 2024. As of March 31, 2024, $1,676,750 had been paid in cash, $3,922,795 had been fully settled by directly deducting the dividend amount from the amount due from the shareholders and $400,455 had not yet been paid. The dividend was paid on March 12, 2024, to three shareholders of record (including CEDE and Co. as shareholder of record of 10,310,000 shares) based on 31,400,000 ordinary shares issued and outstanding. The $400,455 that had not been paid as of March 31, 2024, was paid in cash on April 3, 2024. Each shareholder received approximately $0.19 per share.

NASDAQ EXEMPTIONS AND
HOME COUNTRY PRACTICES

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “JL.” We make no representation that our ordinary shares will continue to trade in the future.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between Cayman Islands companies’ corporate governance practices and those followed by United States companies under the Nasdaq Rules are summarized as follows:

●	Rule 5605(b)(1), which requires that the board of directors consist of a majority of independent directors compared to Cayman Islands corporate law, which permits a board of directors to consist of less than a majority of independent directors. The Corporation complies with Rule 5605(b)(1) as its Board of Directors includes three independent directors.

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, by a majority of the independent directors or by a nominations committee comprised solely of independent directors compared to Cayman Islands corporate law, which contains no requirements for the selection of director nominees. The Corporation complies with Rule 5605(e) in that it has a nominations committee comprised solely of independent directors that is responsible for making recommendations to the Board regarding the selection and approval of director nominees.

●	Rule 5605(c)(2)(A), which requires each company to have an audit committee of at least three members, each of whom is an independent director, compared to Cayman Islands corporate law which does not require an audit committee. The Corporation complies with Rule 5605(c)(2)(A) in that its audit committee is comprised of three members, each of whom is an independent director.

●	Rule 5605(b)(2), which requires that regular sessions be held where only independent directors are present compared to Cayman Islands corporate law that does not require the Corporation to hold regular executive sessions. The Corporation follows its home country’s law.

●	Rule 5635(c), which requires the Corporation to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended compared to Cayman Islands corporate law that does not require shareholder approval for the issuance of securities upon establishment or material amendment of such plans. If the Corporation adopts any such plan, it intends to follow its home country’s law.

Other than as indicated above, the Corporation has followed and intends to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

Further in lieu of the Nasdaq corporate governance standards the Corporation is following Cayman Island corporate governance standards in respect of the following:

●	The Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	The requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

BOARD COMMITTEES

Committees of the Board of Directors

The Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee under the Board of Directors. Effective December 29, 2023, the Board of Directors adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

The Corporation’s audit committee currently consists of Ms. Pun, Mr. Kan and Mr. Chan (who is not standing for re-election as an independent non-executive director), and is chaired by Ms. Pun. The Board of Directors has determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The Board of Directors has determined that Ms. Pun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The responsibilities of the audit committee under the Amended Audit Committee Charter are:

●	To (i) select and retain an independent registered public accounting firm to act as the Corporation’s independent auditors for the purpose of auditing the Corporation’s annual financial statements; (ii) set the compensation of the Corporation’s independent auditors; (iii) oversee the work done by the Corporation’s independent auditors; and (iv) terminate the Corporation’s independent auditors, if necessary.

To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

●	To approve all audit engagement fees and terms; and to pre-approve all audit and permitted non-audit and tax services that may be provided by the Corporation’s independent auditors or other registered public accounting firms, and establish policies and procedures for the Committee’s pre-approval of permitted services by the Corporation’s independent auditors or other registered public accounting firms on an on-going basis.

●	At least annually, to evaluate the qualifications, performance and independence of the Corporation’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Corporation’s independent auditors and consider regular rotation of the accounting firm serving as the Corporation’s independent auditors.

●	To review and discuss with the Corporation’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.

●	To review and discuss with the Corporation’s independent auditors (1) all critical accounting policies and practices to be used by the Corporation; and (2) any material written communications between the auditors and management.

●	To review and discuss with the Corporation’s independent auditors and management (1) any audit problems or difficulties, including difficulties encountered by the Company’s independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information), (2) any significant disagreements with management and (3) management’s response to these problems, difficulties or disagreements; and to resolve any disagreements between the Corporation’s auditors and management.

●	To review with management and the Corporation’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Corporation’s financial statements.

●	To keep the Corporation’s independent auditors informed of the Committee’s understanding of the Corporation’s relationships and transactions with related parties that are significant to the Corporation; and to review and discuss with the Corporation’s independent auditors the auditors’ evaluation of the Corporation’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Corporation’s relationships and transactions with related parties.

●	To review with management the adequacy and effectiveness of the Corporation’s internal control, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Corporation’s internal controls and any special steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such internal controls, and review and discuss with management disclosure relating to the Corporation’s internal controls.

●	To review and discuss with the Corporation’s independent auditors any other matters required to be discussed by applicable requirements of the PCAOB and the SEC.

●	To review and discuss with the Corporation’s independent auditors and management the Corporation’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Corporation’s annual report on Form 20-F before the Form 20-F is filed.

●	To recommend to the Board whether the audited financial statements and the related MD&A disclosure should be included in the Corporation’s Form 20-F and whether the Form 20-F should be filed with the SEC; and to produce the audit committee report required to be included in the Corporation’s proxy statement.

●	To review and discuss with management: the Corporation’s earnings press releases, including the type of information to be included and its presentation and the use of any pro forma, adjusted or other non- GAAP financial information, before their release to the public; and any financial information and earnings guidance provided to analysts and ratings agencies, including the type of information to be disclosed and type of presentation to be made.

●	To set Corporation hiring policies for employees or former employees of the Corporation’s independent auditors that participated in any capacity in any Corporation audit.

●	To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters.

●	To review and discuss with management the risks faced by the Corporation and the policies, guidelines and process by which management assesses and manages the Corporation’s risks, including but not limited to the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

●	To review cybersecurity risk as part of the Corporation’s overall risk-management program, implement the Corporation’s Cybersecurity Policy and establish and maintain strategy pursuant thereto, and liaise with management to ensure that cybersecurity risk management remains a meaningful priority in the Corporation’s business strategy and operations.

●	To review the Corporation’s compliance with applicable laws and regulations and to review and oversee the Corporation’s policies, procedures, and programs designed to promote and monitor legal and regulatory compliance, and to review and approve the hiring or dismissal of a Compliance Officer(s).

●	To monitor compliance with the Corporation’s Code of Ethics and Business Conduct (the “Code”), to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code.

●	To review, with the General Counsel, if any, or with outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of the Corporation and its subsidiaries, that could have a significant impact on the Corporation’s financial statements.

●	To review, approve and oversee any transaction between the Corporation and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Corporation policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions.

Amended audit committee charter. Effective July 26, 2024, our Board of Directors authorized and approved an amendment to the audit committee charter (the “Amended Audit Committee Charter”) pursuant to which the audit committee was given the responsibility of implementing the Corporation’s cybersecurity policy (the “Cybersecurity Policy”). The Amended Audit Committee Charter provides the members of the audit committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Corporation’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Corporation. The Amended Audit Committee Charter further provides authority and responsibility to the members of the audit committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Corporation; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance.

For additional information regarding the Corporation’s Cybersecurity Policy, please refer to Item 16K of the Corporation’s Annual Report on Form 20-F filed with the SEC on July 31, 2024.

Compensation Committee

The Corporation’s compensation committee currently consists of Mr. Kan (who is not standing for re-election as an independent non-executive director), Ms. Pun and Mr. Chan, and is chaired by Mr. Chan. The Board of Directors has determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. The Corporation’s chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Amended compensation committee charter. Effective July 26, 2024, the Board of Directors authorized and approved an amendment to the compensation committee charter (the “Compensation Committee Charter”) in which the compensation committee was given the responsibility of implementing the Corporation’s compensation recovery policy (the “Compensation Recovery Policy”). The Compensation Committee Charter provides the members of the compensation committee with authorization and authority to carry out such duties and responsibilities as are associated with the Compensation Recovery Policy. In the event of a restatement of the Corporation’s financial statements, the Compensation Recovery Policy requires the Corporation to recover the incremental portion of any incentive-based compensation received by any current or former executive officer of the Corporation that was in excess of the amount the officer would have received had his or her incentive compensation been determined based on the restated financial statements. The amended Compensation Committee Charter gives the compensation committee the authority and power to: (i) determine such executive officers who served at any time during the performance period for incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that is subject to the Corporation’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on July 31, 2024.

Nominating and Corporate Governance Committee

The Corporation’s nominating and corporate governance committee currently consists of Mr. Kan, Ms. Pun and Mr. Chan, and is chaired by Mr. Kan (who is not standing for re-election as an independent non-executive director). The Board of Directors has determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board of Directors for election or re-election to the Board or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board of Directors the current composition of the Board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the Board of Directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the Board of Directors and advising the Board of Directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the Board of Directors as a whole.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct and Code of Ethics

As of this Proxy Statement, the Corporation has adopted a written code of business conduct and ethics that applies to its directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code has been filed as Exhibit 11.1 to the Corporation’s Annual Report on Form 20-F filed with the SEC on July 31, 2024.

COMPENSATION OF

OFFICERS AND DIRECTORS

Compensation of Directors and Senior Management/Executive Personnel

The Corporation’s directors and members of its senior management receive compensation in the form of salaries, allowances, bonuses and other benefits-in-kind, including our contribution to the pension scheme. The compensation committee determines the salaries of the Corporation’s directors and members of its senior management based on their qualifications, positions and seniority.

The following table summarizes all compensation received by our directors, executive officers and key employees during the fiscal years ended March 31, 2024, 2023 and 2022:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Fiscal Year	Salary (HK$)	Bonus(1) (HK$)	Other(2) Compensation (HK$)
Mr. Danny Tze Ching Wong(3)	2022	358,800	Nil	16,560
Chairman	2023	358,800	Nil	16,560
	2024	4,827,600	5,000,000	63,800

Mr. Edwin Chun Yin Wong(4)	2022	462,000	Nil	18,000
Director and CEO	2023	462,000	Nil	18,000
	2024	3,633,000	3,000,000	18,000

Ms. Wai Ha Tang(5)	2022	360,000	Nil	Nil
CFO	2023	360,000	Nil	Nil
	2024	360,000	Nil	Nil

Mr. Stephen Wayland Kan(6)	2022	Nil	Nil	Nil
Independent Non-executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Mr. To Wai Suen(6)	2022	Nil	Nil	Nil
Independent Non-Executive Director	2023	Nil	Nil	Nil
	2024	20,000	Nil	Nil

Mr. Nathaniel Clifton Chan(6)	2022	Nil	Nil	Nil
Independent Non-executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

Ms. Pun Yiu Candy Alice (7)	2022	Nil	Nil	Nil
Independent Non-Executive Director	2023	Nil	Nil	Nil
	2024	Nil	Nil	Nil

(1)	On March 5, 2024, the Board of Directors authorized payment of bonuses to Mr. Danny Wong and Mr. Edwin Wong in recognition of the dedication and excellent services provided by both to further the Corporation’s goals of expansion and increasing revenues and gross profit.

(2)	Includes amounts paid into the MPF for Mr. Edwin Wong and Mr. Danny Wong.

(3)	Mr. Danny Tze Ching Wong was appointed as Chairman of the Board of Directors in July 2022.

(4)	Mr. Edwin Chun Yin Wong was appointed as a member of the Board of Directors and the CEO in July 2022.

(5)	Ms. Tang is not an employee of the Corporation but is provided to the Corporation pursuant to a contract between the Corporation and an outside consulting firm. Amount shown was paid to the outside consulting firm that provides Ms. Tang’s services to the Corporation.

(6)	Mr. Stephen Kan, Mr. Suen Wai and Mr. Nathaniel Chan were appointed as independent non-executive directors effective with the closing of the IPO effective December 29, 2023. Mr. Suen resigned from his position as an independent non-executive director effective April 2, 2024. Mr. Kan is not standing for re-election as an independent non-executive director.

(7)	Ms. Pun was appointed as an independent non-executive director effective April 2, 2024.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”), effective July 26, 2024. The Compensation Recover Policy comes into play in the event that the Corporation is required to restate its financial statements for any fiscal year, and requires the Corporation to recover the incremental portion of incentive-based compensation received by any officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Events requiring a restatement of financial statements would include the material noncompliance of the Corporation with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 included in the Corporation’s Annual Report on Form 20-F for the year ended March 31, 2024, filed with the SEC on July 31, 2024.

Equity Compensation Plan Information

On June 17, 2024, the Corporation’s Board of Directors authorized and adopted a 2024 equity incentive plan (the “2024 Equity Incentive Plan”), providing a means by which the Corporation may attract and retain key personnel, and directors, officers, managers, employees, consultants and advisors of the Corporation could acquire and maintain an equity interest in the Corporation or be paid incentive compensation, strengthening their commitment to the welfare of the Corporation and aligning their interests with those of the Corporation’s shareholders. The 2024 Equity Incentive Plan provides for the reservation of 6,280,000 ordinary shares for allotment and issuance as fully paid and non-assessable pursuant to any incentive stock option, non-qualified stock option, stock appreciation right, restricted stock unit, stock bonus award or performance compensation award that may be granted under the 2024 Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, and through the date of this Proxy Statement, the Board of Directors has not authorized the grant of any of its ordinary shares pursuant to the 2024 Equity Incentive Plan.

Labor unions, labor and safety incidents

Our operating subsidiary, JLHK, has not set up a labor union for employees. JLHK strives to maintain good relationships with its employees and provides them with a safe working environment. During the fiscal years ended March 31, 2024, and 2023 and through the date of this Proxy Statement, JLHK did not experience any form of industrial action of its employees or any work safety related incidents that led to material disruption of operations or claims against JLHK.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more and also applies also to self-employed persons. Under the MPF, the choice of the scheme is the responsibility of the employer (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

Our operating subsidiary, JLHK, in Hong Kong has implemented an MPF to provide retirement benefits for its employees. All permanent full-time employees are eligible to join the MPF. Eligible employees of the MPF and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HKD1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Corporation is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for any employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our operating subsidiary in Hong Kong for the fiscal years ended March 31, 2024, and 2023 amounted to approximately HK$771,429 and HK$658,791, respectively. Our operating subsidiary, JLHK, has no other obligation to make payments in respect of retirement benefits of the employees.

Employment Agreements

The Corporation has entered into employment agreements with Mr. Danny Wong, the Chairman of the Board of Directors, and Mr. Edwin Wong, the Chief Executive Officer. Under these agreements, each of the executive officers is employed for an initial term of three years unless terminated earlier pursuant to the terms of the agreement. Upon expiration of the three-year term, the employment agreements will be automatically extended for successive three-year terms unless either party gives the other party a one month prior written notice to terminate the employment prior to the expiration of such 3- year term or unless terminated earlier pursuant to the terms of the agreement. The Corporation also may terminate employment for cause, at any time, without advance notice or remuneration, if the executive officer (i) commits a serious or persistent breach or non-observance of the terms and conditions of employment; (ii) is convicted of a criminal offense other than one which, in the opinion of the Board of Directors, does not affect his position as an employee of the Corporation; (iii) willfully disobeys a lawful and reasonable order; (iv) misconducts himself and such conduct is inconsistent with the due and faithful discharge of the executive’s material duties under the employment agreement; (v) is guilty of fraud or dishonesty; or (vi) is habitually neglectful in his duties. The Corporation may terminate an executive officer’s employment without cause upon one month’s advance written notice or by payment of one month’s salary in lieu of notice. In the case of such termination, the Corporation will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate his employment at any time with one month’s advance written notice or by payment of one month’s salary in lieu of notice and may resign at any time if his resignation is approved by the Board of Directors.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except for the benefit of the Corporation, or to disclose to any person, corporation or other entity without the written consent of the Corporation, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally, or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

Employment Agreement with Mr. Danny Wong. The Corporation entered into an employment agreement with Mr. Danny Wong, its Chairman of the Board of Directors, dated July 22, 2024 (the “Chairman Employment Agreement”). The Chairman’s Employment Agreement provides for a base monthly salary of HK$500,000 and bonuses at the discretion of the Board. Under the Chairman Employment Agreement, Mr. Danny Wong is eligible for participation in any standard employee benefit plan of the Corporation that currently exists or may be adopted by the Corporation in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan, travel/holiday plan and share incentive plan, if one is adopted and maintained by the Corporation.

Employment Agreement with Mr. Edwin Wong. The Corporation entered into an employment agreement with Mr. Edwin Wong, its Chief Executive Officer, dated July 22, 2024 (the “CEO Employment Agreement”). The CEO Employment Agreement provides for a base monthly salary of HK$400,000 and bonuses at the discretion of the Board of Directors. Under the CEO Employment Agreement, Mr. Edwin Wong is eligible for participation in any standard employee benefit plan of the Corporation that currently exists or may be adopted by the Corporation in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan, travel/holiday plan and share incentive plan, if one is adopted and maintained by the Corporation.

Copies of the CEO Employment Agreement and the Chairman Employment Agreement have been filed as Exhibits 4.17 and 4.18, respectively, to the Annual Report on Form 20-F for fiscal year ended March 31, 2024, filed with the SEC on July 31, 2024.

Independent Director Agreements

The Corporation has also entered into agreements with all of its independent directors whereby Messrs. Stephen Kan and Nathaniel Chan’s service began on December 29, 2023, and Ms. Alice Pun’s service began on April 2, 2024 (collectively, the “Independent Director Agreements”). The terms of appointment continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from office (the “Expiration Date”).

Pursuant to the Independent Director Agreements, each independent director acknowledged that appointment to the Board of Directors was contingent upon the Board of Director’s determination that such independent director was “independent” with respect to the Corporation, as such term is defined by Rule 5605 of the Nasdaq Stock Market’s Listing Rules and any other applicable rules, and that such independent director may be removed from the Board of Directors in the event that the independent director does not maintain such independence. Each of the independent directors further acknowledged and agreed that the acceptance, directly or indirectly, of any consulting, advisory or other compensatory fee, other than for Board of Director service, from the Corporation or any subsidiary thereof would impair such director’s independence, and such independent director agreed not to accept any such fees. The Independent Director Agreements also contain provisions pertaining to conflicts of interest and corporate opportunities and a confidentiality provision whereby each director agrees to keep any confidential information, as defined therein, strictly confidential.

Other than as disclosed above, none of our directors has entered into a service agreement with the Corporation or any of its subsidiaries that provides for benefits upon termination of employment.

RELATED PARTY TRANSACTIONS

The Corporation has adopted an audit committee charter, which was amended on July 26, 2024, that requires the audit committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee. During the fiscal years ended March 31, 2022, 2023 and 2024, the Corporation, including its operating subsidiary, JLHK, entered into the following transactions with its related parties:

List of Related Parties

Name	Relationship
Mr. Danny Tze Ching Wong (“Mr. Danny Wong”)	Director, Chairman of the Board of Directors and Controlling Shareholder
Mr. Edwin Chun Yin Wong (“Mr. Edwin Wong”)	Director and Chief Executive Officer, the son of Mr. Danny Tze Ching Wong
Ms. Lui Wai Fun (“Ms. Lui”)	Spouse of Mr. Danny Wong
Charm Vision Holdings Limited (“Charm Vision”)	A company owned as to 99.9% by Mr. Danny Wong and 0.1% by the spouse of Mr. Danny Wong
J-Long Group Limited (“JLGL”)	A company owned as to 10% by Mr. Danny Wong and 90% by Mr. Edwin Wong
Mega Image Production Limited (“Mega Image”)	A company owned as to 90.91% by Charm Vision and 9.09% by Mr. Danny Wong
Guangdong Rongmian Accessories Technology Co., Ltd. (“Guangdong Rongmian”)	A company owned as to 28% by Mr. Edwin Wong
Jiaxing Newsole Reflective Material Co., Ltd. (“Jiaxing Newsole”)	A company owned as to 90% by New Sole (Shanghai) Technology Ltd., which is owned as to 33% by Mr. Danny Wong
New Sole (Shanghai) Technology Ltd. (“New Sole”)	A company owned as to 33% by Mr. Danny Wong
Xsafe Limited (“Xsafe”)	A company wholly owned by Mr. Danny Wong
Everlink Enterprises Limited (“Everlink”)	A company wholly owned by Mr. Danny Wong

Transactions with Related Parties

Related party transactions during the years ended March 31, 2022, 2023 and 2024

	Nature	2022	2023	2024
		US$	US$	US$
Guangdong Rongmian	Sales of garment trims (1)	817,685	195,332	156,816
Guangdong Rongmian	Purchase of garment trims (1)	8,147,625	7,431,504	5,853,973
New Sole	Purchase of garment trims(2)	1,110,739	3,182,535	308,093
Jiaxing Newsole	Sale of garment trims (3)	366,732	7,760	-
Jiaxing Newsole	Purchase of garment trims(3)	2,044,746	1,561,334	1,250,837
Xsafe Limited	Administration charges	5,962	5,962	-

(1)	During the normal course of business, Guangdong Rongmian engaged JLHK as both a supplier and a customer for the sale and purchase of garment trims.

(2)	During the normal course of business, JLHK engaged New Sole as a customer for the purchase of garment trims.

(3)	During the normal course of business, JLHK engaged Jiaxing Newsole as both a supplier and a customer for the sale and purchase of garment trims.

Leases

JLHK leased real property from related parties during the years ended March 31, 2022, 2023 and 2024 as follows:

		Rental payment for the year ended	Rental payment for the year ended	Rental payment for the year ended
Name	Premise	March 31, 2022	March 31, 2023	March 31, 2024
		US$	US$	US$
Charm Vision	Office and warehouse	30,769	216,831	216,831
Charm Vision	Carpark	-	3,077	12,308
Everlink(1)(2)(3)	Office and warehouse	-	62,972	143,192

(1)	On October 11, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit F on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,250,000 (approximately US$288,462). On October 13, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 13, 2022, to October 12, 2024, at an annual rent of HK$187,020 (approximately US$23,977). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024, and a reduced annual rent of HK$130,920 (approximately US$16,751).

(2)	On October 20, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit Q on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$2,430,000 (approximately US$311,538). On October 20, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 20, 2022, to October 19, 2024, at an annual rent of HK$199,800 (approximately US$25,615). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024, and a reduced annual rent of HK$139,860 (approximately US$17,895).

(3)	On October 27, 2022, JLHK, as vendor, and Everlink, as purchaser, entered into an agreement for the sale and purchase, pursuant to which JLHK agreed to sell, and Everlink agreed to purchase Workshop Unit D on 8th Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories, Hong Kong at a consideration of HK$9,800,000 (approximately US$1,256,410). On October 27, 2022, JLHK entered into a lease agreement with Everlink, pursuant to which JLHK leased back the premises with a lease term from October 27, 2022, to October 26, 2024, at an annual rent of HK$730,080 (approximately US$93,600). On May 2, 2024, JLHK and Everlink entered into a new lease agreement with a two-year term commencing May 1, 2024, and a reduced annual rent of HK$511,056 (approximately US$65,390).

Bank Facilities

Bank borrowings as of March 31, 2022, 2023 and 2024 are as follows:

					Balance as of March 31,
Lender	Type	Maturity date	Currency	Interest rate	2022	2023	2024
					US$	US$	US$
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	700,319	571,055	441,402
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	1,131,285	921,158	712,018
Hang Seng Bank Limited(1)	Mortgage	March 2027	HKD	HIBOR+1.6%	312,450	254,415	196,653
Hang Seng Bank Limited(1)	Mortgage	December 2026	HKD	HIBOR+1.4%	468,173	375,410	283,200
Hang Seng Bank Limited(1)	Mortgage	April 2027	HKD	HIBOR+1.6%	426,880	-	-
Hang Seng Bank Limited(1)	Mortgage	April 2027	HKD	HIBOR+1.6%	634,846	518,994	403,969
Hang Seng Bank Limited(1)	Revolving loan	-	HKD	HIBOR+1.2%	628,205	-	-
Total					4,302,158	2,641,032	2,037,242

(1)	JLHK entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited joint or personal guarantee by Mr. Danny Wong and the spouse of Mr. Danny Wong; and

(b)	Legal charge over properties beneficially owned by JLHK, Mr. Danny Wong and the spouse of Mr. Danny Wong.

Due From (To) Related Parties

Due from (to) related parties consist of the following:

			As of March 31,
Name	Nature	Classification	2022	2023	2024
			US$	US$	US$
Mr. Danny Wong	Advance to/(from) director	Amount due from/(to) related party(1)	1,860,425	2,108,688	(347,761)
Mr. Edwin Wong	Advance from director	Amounts due to related party	360	15,375	-
Ms. Lui	Advance from a related party	Amounts due to related party	11,378	6,410	-
Charm Vision	Advance from a related party	Amounts due to related party	30,769	-	-
JLGL	Advance from a related party	Amounts due to related party	-	218,590	216,950
Mega Image	Advance from a related party	Amount due to related party	185,669	-	-
Everlink	Advance to a related party	Amount due from related party(2)	-	1,080	488,260	(3)
New Sole	Advance to a related party	Amount due from related party(4)	-	-	87,081

(1)	During the years ended March 31, 2024, 2023 and 2022, the largest amount outstanding due from Mr. Danny Wong were US$7,859,052, US$10,516,578 and US$9,372,775, respectively.

(2)	During the years ended March 31, 2024, and 2023, the largest amount outstanding due from Everlink was US$488,260.

(3)	Represents January 19, 2024, short-term loan in the principal amount of HK$3,800,000 made in connection with renegotiated leases with reduced rents on three properties rented by JLHK from Everlink.

(4)	During the year ended March 31, 2024, the largest amount outstanding due from New Sole was US$130,471. These advances are made in the ordinary course of business and arise from the collection of certain amounts by New Sole on behalf of the Company.

The above amounts were unsecured, interest free, had no specific repayment terms and were of non-trade nature.

Accounts Receivable/Payable

Accounts receivable/payable consist of the following:

				As of March 31,
Name	Nature	Classification	2022	2023	2024
			US$	US$	US$
Guangdong Rongmian	Sales of garment trims	Accounts receivable(1)	33,537	17,304	33,924
Guangdong Rongmian	Purchase of garment trims	Accounts payable	1,726,584	506,275	807,681
Jiaxing Newsole	Sales of garment trims	Accounts receivable(2)	149,717	258	-
Jiaxing Newsole	Purchase of garment trims	Accounts payable	680,541	92,421	235,981
New Sole	Purchase of garment trims	Accounts payable	892,073	1,783,376	105,767

(1)	During the years ended March 31, 2024, 2023 and 2022, the largest amounts outstanding from Guangdong Rongmian were US$128,180, US$18,843 and US$33,537, respectively.

(2)	During the years ended March 31, 2024, 2023 and 2022, the largest amounts outstanding from Jiaxing Newsole were US$505,9601, US$92,421 and US$680,541, respectively.

Other Transactions

The Corporation rents a residential property owned by it to Mr. Danny Wong for which Mr. Wong paid the Corporation approximately US$76,923 in rent for the year ended March 31, 2024.

PROPOSAL 2

APPROVAL OF REVERSE STOCK SPLIT

Overview

The Board of Directors has approved, and is hereby soliciting Members’ approval of a Reverse Stock Split of the Corporation’s authorized and issued ordinary shares at a ratio (the “Reverse Split Ratio Range”) of not less than 1 for 1.5 to not more than 1 for 10, with the exact ratio (the “Reverse Split Ratio”) to be set at a number within this Reverse Split Ratio Range as determined by the Board in its sole discretion, provided that following approval of the Reverse Stock Split by the Members, the Board of Directors may in its sole and absolute discretion elect to either: (i) not effect the Reverse Stock Split; or (ii) effect the Reverse Stock Split so long as the Reverse Stock Split is within the Range specified. The current par value of $0.0000375 of each ordinary share will be adjusted based on the actual Reverse Split Ratio determined by the Board of Directors. The Members’ approval of the Reverse Stock Split will grant the Board of Directors the authority to determine when and whether to implement the Reverse Stock Split and, if so, to select which of the approved exchange ratios within that Range will be implemented. If the Members approve the Reverse Stock Split, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Members, to implement and effect the Reverse Stock Split within such Reverse Split Ratio Range.

The Board of Directors believes that Members’ approval of the Reverse Split Ratio Range (rather than a specific ratio) provides the Board of Directors with flexibility to achieve the purposes of the Reverse Stock Split. In connection with any determination to effect the Reverse Stock Split, the Board of Directors will set the time for such a split and select a specific Revere Split Ratio within the Range approved by the Members. These determinations will be made by the Board of Directors with the intention to create the greatest marketability of the Corporation’s ordinary shares based upon prevailing market conditions at that time.

The Board of Directors reserves its right to elect not to proceed with the Reverse Stock Split if it determines, in its sole and absolute discretion, that implementing the Reverse Stock Split is not in the best interests of the Corporation and its Members.

Purpose and Background of the Reverse Stock Split

The Board of Directors has determined that it is imperative and in the best interests of the Corporation and its Members for its ordinary shares to maintain compliance with the minimum bid requirements set forth in the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirements”). The Minimum Bid Requirements require that the Corporation’s ordinary shares must maintain a minimum bid price of $1.00 in order to continue listing on the Nasdaq Global Market. In the event that the bid price of the Corporation’s ordinary shares falls below the Minimum Bid Requirement, Nasdaq would provide written notice to the Corporation that its ordinary shares are subject to delisting from the Nasdaq Global Market.

The Board of Directors has determined that it is in the best interests of the Corporation and its Members to be proactive in order to ensure continuing compliance with the Minimum Bid Requirement by providing the Board of Directors the authority and power to effect a Reverse Stock Split in the event the Board of Directors determines in its sole discretion that implementing such Reverse Stock Split is necessary and appropriate.

Therefore, in order to ensure the Corporation’s continued listing on The Nasdaq Global Market, the Board of Directors deemed it necessary and proper to approve the Reverse Stock Split in the Reverse Split Ratio Range provided that following approval of the Reverse Stock Split by the Members, the Board of Directors may in its sole and absolute discretion elect to either: (i) not effect the Reverse Stock Split; or (ii) effect the Reverse Stock Split so long as the Reverse Stock Split is within the Range specified and when its believes he Reverse Stock Split to be most advantageous and in the best interests of the Corporation.

The purpose for seeking approval of the Reverse Split within the Reverse Split Ratio Range is to: (i) continue to maintain a minimum bid price of $1.00 as required by Nasdaq Listing Rule 5550(a)(2); and (ii) increase the market price of the Corporation’s ordinary shares. The Board of Directors may effect the proposed Reverse Split if it believes that a change in the number of ordinary shares outstanding is likely to achieve the Minimum Bid Price Requirement and improve the market price for the Corporation’s ordinary shares, and only if the implementation of a Reverse Stock Split is determined by the Board of Directors to be in the best interests of the Corporation and its Members as a whole.

Further the Board of Directors further believes that an increased market price for the Corporation’s ordinary shares expected as a result of implementing the Reverse Stock Split would improve the marketability and liquidity of the Corporation’s ordinary shares and encourage interest and trading in the Corporation’s ordinary shares. In addition, the Corporation believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a Reverse Stock Split, the Corporation believes it may be able to raise the market price of its ordinary shares to a level where its ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after a Reverse Stock Split could alleviate this concern.

There can be no assurance that the Reverse Stock Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per ordinary share immediately after the Reverse Stock Split, if implemented, will achieve and maintain the Minimum Bid Price Requirement or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Reverse Stock Split, if implemented, the Members will be notified that the Reverse Stock Split has been effected. The Corporation expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of ordinary shares.

Members holding ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Corporation, with instructions on how such Members should surrender to the exchange agent certificates representing pre-split ordinary shares in exchange for post-split ordinary shares in book-entry form. No new ordinary share certificates will be issued to a Member until such Member has surrendered such Member’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split ordinary shares. MEMBERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Members holding ordinary shares in book-entry form with the transfer agent need not take any action to receive post-split ordinary shares. If a Member is entitled to post-split ordinary shares, a transaction statement will automatically be sent to the Member’s address of record indicating the number of ordinary shares held following the Reverse Stock Split.

Upon the Reverse Stock Split, the Corporation intends to treat ordinary shares held by Members in “street name” through a bank, broker or other nominee in the same manner as registered Members whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered Members for processing the Reverse Stock Split. If a Member holds ordinary shares with a bank, broker or other nominee and has any questions in this regard, Members are encouraged to contact their bank, broker or other nominee.

In the event that a Member beneficially owns shares which are less or equal to the Reverse Split Ratio, such Member shall not receive post-split ordinary shares.

Fractional Shares

No fractional shares will be created or issued in connection with the Reverse Stock Split. For Members of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged, we will issue to the Member who would otherwise hold a fractional share that number of ordinary shares as rounded down to the nearest whole share.

Required Vote

The Reverse Stock Split will be approved if a simple majority of the votes cast by such Member as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative or by proxy vote “FOR” the Reverse Stock Split. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends a vote for the approval of a Reverse Stock Split of the ordinary shares at a ratio of not less than 1 for 1.15 to not more than 1 for 10.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has selected ZH CPA, LLC to serve as the independent registered public accounting firm of the Corporation for the fiscal year ending March 31, 2025. We are asking our Members to ratify the selection of ZH CPA, LLC as our independent registered public accounting firm. In the event our Members fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by ZH CPA, LLC that neither the firm nor any of its associates had any relationship during the last fiscal year with our Corporation other than the usual relationship that exists between independent registered public accounting firms and their clients. Representatives of ZH CPA, LLC are not expected to attend the Annual General Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of ZH CPA, LLC will not make a statement at the Annual General Meeting.

Audit Fees

The following are the fees billed to the Corporation by its auditors during the fiscal years ended March 31, 2023, and 2024:

	Financial Year Ended March 31, 2023	Financial Year Ended March 31, 2024
Audit Fees	$160,000	$175,000
Audit Related Fees	-	$5,000
All Other Fees	-	40,000
Total	$160,000	$220,000

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by the Corporation’s principal auditors for the audit of its annual financial statements.

Audit Related Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by the Corporation’s principal auditors for the audit related services, including assistance with consent of documents filed with the SEC.

All Other Fees consist of the aggregate fees billed for services provided by the Corporation’s independent auditor and not otherwise included in Audit Fees or Audit Related Fees. Included in such Other Fees would be fees for services rendered by the Corporation’s independent auditor in connection with public offerings conducted during such periods.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the ordinary shares entitled to vote and present at the Annual General Meeting, and are voted in person or by proxy.

Board Recommendation

Our Board unanimously recommends a vote “FOR” the approval of this proposal to ratify the appointment of ZH CPA, LLC as the Corporation’s independent public accounting firm for the fiscal year ending March 31, 2025.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual General Meeting other than those stated in the Notice of Annual General Meeting and referred to in this proxy statement. If any other matters should properly come before the Annual General Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the shares they represent as the board of directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Danny Tze Ching Wong, Chairman of the Board of Directors

October 17, 2024